[Letterhead of Eversheds Sutherland (US) LLP]

August 17, 2018

VIA EDGAR

Alison White, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.

Revised Preliminary Proxy Statement on Schedule 14A

Filed on August 6, 2018 (File No. 814-00849)

Dear Ms. White:

On behalf of Solar Senior Capital Ltd. (the “Company” or “Solar”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on August 13, 2018 with respect to the Company’s revised preliminary proxy statement on Schedule 14A (File No. 814-00849), filed with the Commission on August 6, 2018 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Please confirm supplementally that there were no non-audit fees billed by KPMG for services rendered to the Company and/or its affiliates in the last two (2) years.

Response: The Company confirms to the Staff that, except for fees for tax services that have been separately disclosed, there were no other non-audit fees billed by KPMG for services rendered to the Company and/or its affiliates in the last two (2) years.

2.	Comment: In the discussion of Proposal 3, please clarify whether the Company intends to change its investment strategy at all if Proposal 3 is approved.

Response: The Company has provided the above-referenced disclosure on page 35 of the Proxy Statement in response to the Staff’s comment.

Alison White

August 17, 2018

3.	Comment: In the footnotes on Page 39, define the terms “facility” and “credit facility” either before or concurrent with the use of the terms.

Response: The Company has revised the above-referenced disclosure on page 39 of the Proxy Statement in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:	Richard Peteka / Solar Senior Capital Ltd.

Steven B. Boehm / Eversheds Sutherland (US) LLP